     ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E    O F    C O N T E N T S

1.1	DATE	2
1.2	OVERVIEW	2

1.15.1	OTHER MD&A REQUIREMENTS	15
1.15.2	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE	15
1.15.3	DISCLOSURE OF OUTSTANDING SHARE DATA	15

     ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of Anooraq Resources Corporation ("Anooraq", or the "Company") for the twelve months ended October 31, 2004. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of December 3, 2004.

Cautionary Note to US Investors Concerning Estimates of Measured and Indicated, and Inferred Resources

This section uses the terms “measured”, “indicated” and “inferred resources.” The Company advises U.S. investors that while those terms are recognized and required by Canadian regulations (under National Instrument 43-101 “Standards of Disclosure of Mineral Projects”), the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Anooraq Resources Corporation is engaged in exploration and development of platinum group metals (“PGM”) prospects in the Bushveld Complex of the Republic of South Africa. The large Bushveld Complex covers a total area of approximately 67,000 square kilometers and is divided into four areas or "limbs".

Prior to January 2004, Anooraq had mainly focused on the acquisition and exploration of mineral properties, called “farms” in South Africa, on the Northern Limb of the Bushveld Complex, approximately 250 kilometers north of Johannesburg. The Northern Limb has excellent potential for discovery and development of large scale PGM deposits that are amenable to open pit mining. In 2003, programs were carried out in three areas of Anooraq’s large land package in the Northern Limb, with promising results from the Drenthe farm and the Rietfontein farm. Work in 2004 is continuing to delineate and expand the Drenthe deposit on the Drenthe, Witrivier and Overysel farms, under a joint venture, named the “Boikgantsho Joint Venture” (Boikgantsho JV”), between Anooraq and a subsidiary of Anglo American Platinum Corporation Limited (“Anglo Platinum”), with the objective of advancing the Drenthe deposit toward feasibility studies. At the Rietfontein farm, located 25 kilometers to the south, African Minerals Ltd., a private affiliate of Ivanhoe Capital Corporation, is currently carrying out the exploration activities.

As a result of on-going drilling programs under the Boikgantsho JV, subsequent to the end of the quarter the Company announced a new mineral resource estimates for the project, including the expansion of the Drenthe PGM deposit and the discovery of the new Overysel North PGM deposit. Preliminary results of metallurgical test work for the deposits were also released.

ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

In January 2004, management agreed to the terms for an agreement with a South African private company, Pelawan Investments (Proprietary) Limited (“Pelawan”), whereby Anooraq would acquire a 50% interest in the Ga-Phasha PGM Project and expand its property interests to the Eastern Limb of the Bushveld complex. The Ga-Phasha property, located approximately 250 kilometers northeast of Johannesburg, has significant mineral resources already outlined as well as excellent additional potential. The transaction, which was completed in September 2004 and which constitutes a reverse take-over (“RTO”) under the policies of the TSX Venture Exchange, results in Pelawan (a) initially owning approximately 63% of the issued and outstanding common shares of Anooraq, and (b) maintaining a majority ownership of Anooraq at all future times. The transaction also positions Anooraq to be a wholly constituted entity qualifying as a Black Economic Empowerment (“BEE”) company and consequently affording Anooraq with additional opportunities and greater flexibility under South Africa’s new mining laws.

After the closing of the transaction, the nine positions on the Anooraq Board were then comprised of three independents, and three appointees from each of the current Boards of Hunter Dickinson Inc. (“HDI”) and Pelawan. From HDI, Mr. Ronald W. Thiessen, B.Comm., CA, retained his role as President and Chief Executive Officer and Director and Scott D. Cousens assumed the position of Vice President, Equity Capital and Director. The three Pelawan appointed directors, who have also assumed positions as officers of the Company, are: Tumelo Motsisi, B.A., LLM, MBA, Deputy Chief Executive Officer and Harold Motaung, B.Sc., MBA, Chief Operations Officer and Popo S. Molefe, Ph.D., Co-Chairman of the Board. The independent members of the Board include Rizelle M. Sampson, former Chief of Staff for the Ministry of Communications, South Africa, appointed by Pelawan, and Walter Segsworth, P.Eng., who has been retained on the Board as a nominee of HDI.

The appointment of a third independent Director to the Anooraq board, Sipho Nkosi, B.Comm., MBA, is planned. At that time, it also planned that Robert Dickinson, HDI appointee and intended Co-Chairman, will be reappointed to the Board.

1.2.1 Platreef Project – Boikgantsho

The Drenthe mineral deposit is located in the Central Block of Anooraq’s Northern Limb properties. Exploration by Anooraq since 2000 had outlined a significant mineral resource on the Drenthe and Witrivier farms.

In late 2003, Anooraq entered into the Boikgantsho JV to explore and co-develop the Drenthe deposit. A phase 1 drilling program, testing the Drenthe and Witrivier farms and northern part of the Overysel farm, was carried out from January to May 2004. The program was very successful, increasing the deposit strike length to six kilometres.

A phase 2 program began in June. A resource estimate for the Drenthe deposit and the new Overysel North deposit was announced in November. The program has also included collection of metallurgical samples.

To the end of October, 162 holes totaling 32,438 metres had been drilled in 2004. Drilling will continue at site until mid-December.

ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

Agreement

In November 2003, the Company announced that it had entered in to a joint venture agreement with Potgietersrus Platinums Limited, a wholly owned subsidiary of Anglo Platinum, to explore and develop platinum group metals, gold, nickel and copper mineralization on Anooraq’s Drenthe and Witrivier farms and the northern portion of Anglo Platinum’s adjacent Overysel farm. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum formed an initial 50/50 joint venture (“the JV”) to explore Drenthe and Witrivier and the northern portion of the Overysel farm for a period of up to five years. During that period, Anooraq will operate exploration programs, and spend up to ZAR 12.35 million (approximately C$2.5 million) on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a Bankable Feasibility Study (“BFS”).

Once a BFS has been completed, either or both of the partners in the JV will have the option to proceed to exploitation. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. The ultimate joint venture interest allotted to Anooraq and Anglo Platinum will be determined according to the proportion of contained metal within the Drenthe deposit that lies on the ground contributed by each, as determined by the BFS. Anglo Platinum has the option to be diluted to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty established under the Mineral and Petroleum Royalty Bill, to a maximum of 15%. As a result of completion of the Anooraq-Pelawan transaction, Anooraq is now a Black Empowerment company involving Historically Disadvantaged South Africans as is required for development of mineral deposits under South African legislation.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum’s facilities. Anglo Platinum owns and operates a new PGM smelter at Polokwane (formerly, Pietersburg), located approximately 80 kilometres east of the property.

Project Activities

The Phase 1 program began in January 2004, and included infill drilling on the Drenthe and Witrivier farms and step out drilling to delineate the extent of the Drenthe deposit to the south on the Overysel farm. To the end of May, 16,632 metres of NQ core in 88 drill holes were drilled. The program traced mineralization in the Drenthe deposit over 6 kilometres.

A Phase 2 program began in June and will continue until year end. The program involves infill drilling of 54 holes, totalling about 15,000 metres, on Drenthe farm and 32 holes, totalling about 6,000 metres, on Overysel farm. To the end of October, 17,806 metres in 74 holes of the phase 2 program had been drilled.

Resource Estimate

Drilling in 2004 has comprised step-out and infill holes on the Drenthe and Witrivier farms and step-out holes on the northern portion of the Overysel farm, which lies immediately to the south of the Drenthe farm. Drill holes are generally spaced at 100 metre intervals along lines 100 metres apart on the Drenthe, Witrivier and portions of the Overysel farm. Some areas on the Drenthe farm are drilled at 50 metre spacing along 100 metre spaced lines.

     ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

South African consulting firm GeoLogix Mineral Resource Consultants (Pty) Ltd. (“GeoLogix”) completed geological modeling and resource estimates based on 171 holes drilled from 1998 to mid September 2004. Of these, 107 holes were used for the estimate of the resources in Drenthe deposit and 64 holes were used for the estimate of the resources in the Overysel North deposit. Indicated and inferred resources for each deposit as well as the total indicated resources and the total inferred resources for the Boikgantsho JV at US$20 gross metal value per tonne (GMV/t1) cut-off are tabulated below. This cut-off is preliminary and could change with further engineering studies.

DEPOSIT	Category	Tonnes	Pt (g/t)	Pd (g/t)	Au (g/t)	3PGM (g/t)	% NI	% CU	Contained Ounces PGM
DRENTHE
	Indicated	132,239,500	0.53	0.62	0.09	1.25	0.14	0.09	5,309,000
	Inferred	88,640,000	0.49	0.58	0.09	1.16	0.15	0.09	3,315,000
OVERYSEL NORTH
SEGMENT 1	Indicated	8,985,000	0.71	0.93	0.10	1.74	0.08	0.05	501,000
	Inferred	1,750,000	0.59	0.85	0.09	1.52	0.08	0.05	86,000
SEGMENT 2	Indicated	35,436,500	0.66	0.85	0.10	1.61	0.10	0.06	1,839,000
	Inferred	13,693,500	0.66	0.88	0.10	1.64	0.11	0.07	723,000
TOTAL
	Indicated	176,661,000	0.57	0.69	0.09	1.35	0.13	0.08	7,649,000
	Inferred	104,084,000	0.52	0.63	0.09	1.23	0.14	0.09	4,124,000

1GMV is sum of Pt, Pd, Au, Cu and Ni grades x requisite metal prices. Metal prices used are Pt – US$650/oz; Pd – US$250/oz; Au – US$375/oz; Ni – US$4/lb; Cu – US$1/lb.

Both estimates were done using ordinary kriging. Some of the samples used have been re-analyzed for nickel since the resource estimate was done, but the results do not indicate a significant change in grade. Deon van der Heever, B.Sc., Pr.Sci.Nat., of GeoLogix, an independent qualified person as defined by National Instrument 43-101, is responsible for the resource estimate.

Preliminary Metallurgical Results

Metallurgical studies of core samples from the Drenthe and Overysel are being carried out by Mintek, a specialist mineral and metallurgical technology company, under the supervision of Dowding Reynard & Associates, an engineering company that specializes in management and process plant design. Both companies are based in South Africa.

Test work to date has indicated that high PGM and base metal recoveries are achievable. Mineralogical investigations show the PGM grains to be quite coarse (45 microns average) with 80 percent of the PGM grains occurring as discrete grains separate from the base metal sulphides, and less than 10 percent associated with gangue. Initial rougher flotation tests show high recoveries (Pd - 89%, Pt - 84%, Ni -

ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

83%) at a relatively coarse grind of 60 percent finer than 75 microns. On-going metallurgical test work will assess grind versus recovery and enhancing the grade of the concentrate.

1.2.2 Ga-Phasha Project

Agreement

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African company, would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is to be held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation owned 50% by Anglo American Platinum Corporation Limited ("Anglo Platinum") and 50% by a BEE partner, Pelawan (now the Company, through its wholly owned subsidiary, Plateau), pursuant to Anglo Platinum's planned PGM project expansion on the Eastern Limb. The Ga-Phasha Project will be a 50/50 joint venture between the Company, through Plateau, and Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited ("Rustenburg"), governed by, among other things, a Shareholders Agreement relating to Micawber entered into on September 22, 2004.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million Anooraq common shares (the "Consideration Shares") and cash payments totalling approximately ZAR 15.7 million. The number of Consideration Shares issued takes into account the potential dilutive effect of financings to be undertaken in the future to develop potential PGM mines, at Ga-Phasha and at Drenthe-Overysel, such that Pelawan's ownership (initially approximately 63%) of the issued and outstanding shares of Anooraq will remain at a minimum of 52% ownership of Anooraq at all future times, establishing and maintaining Anooraq's status as a BEE company. Further, the agreed dilution calculation allows for Consideration Shares having an aggregate value of $9.875 million to be sold by Pelawan during the twelve month period subsequent to the closing. Of the remaining Consideration Shares, estimated at approximately 89 million shares will be held in escrow until the earlier of six years from the date of issuance or twelve months after the commencement of commercial production from the Ga-Phasha Project. Pelawan will at all future times be owned 100% by Historically Disadvantaged South Africans ("HDSA") and at all future times be required to hold a certain minimum number of the Consideration Shares, currently defined as 52%. Also pursuant to the agreement with Pelawan, the Company's Board of Directors is to be comprised of nine persons – three from each of the boards of Anooraq and Pelawan, and three independents. The independent board members are chosen in the following manner: one by Anooraq, one by Pelawan and one jointly.

In June 2004, Pelawan received approval from the Exchange Control department of the South African Reserve Bank (“SARB”) to complete the transaction. The approval from the SARB permitted Anooraq to

ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

become a BEE company. The required shareholder approval was received on September 10, 2004. The transaction was completed on September 29, 2004.

Project Activities

Anglo Platinum, and others, have carried out drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha property. Mineralization at Ga-Phasha occurs within the UG2 and Merensky reefs. South African consultants, including Global Geo Services (Pty) Ltd. (“GGS”) and GeoLogix, have assisted Anooraq in its review of the technical data for the project. GGS also completed an estimate of the resources for the project in January 2004. Extensive exploration work has been undertaken on the Paschaskraal and Klipfontein farms. The Avoca and De Kamp inferred resource is an estimate of the mineralization within the Merensky and UG2 reefs located down-dip from that on the Klipfontein and Paschaskraal farms. The estimates include a 40% factor for geological losses.

Category	Tonnes (million)	4PGM g/t	Pt g/t	Pd g/t	Au g/t	Rh g/t	Contained Ounces PGM
UG2 REEF @ 4 g/t cut-off, Paschaskraal and Klipfontein farms
Measured	10.2	6.56	2.89	3.08	0.17	0.41	2,150,000
Indicated	55.5	7.05	3.10	3.31	0.18	0.44	12,579,000
Total Measured and Indicated	65.7	6.97	3.07	3.28	0.18	0.44	14,729,000
Inferred	33.9	7.20	3.17	3.38	0.19	0.45	7,839,000
MERENSKY REEF @ 2 g/t cut-off, Paschaskraal and Klipfontein farms
Measured	10.4	4.44	1.95	2.09	0.12	0.28	1,484,000
Indicated	32.9	4.37	1.92	2.05	0.11	0.28	4,621,000
Total Measured + Indicated	43.3	4.39	1.93	2.06	0.11	0.28	6,105,000
Inferred	39.8	4.28	1.88	2.01	0.11	0.27	5,478,000
UG2 REEF @ 4 g/t cut-off, Avoca and De Kamp farms
Inferred	77.6	7.05					17,590,000
MERENSKY REEF @ 2 g/t cut-off, Avoca and De Kamp farms
Inferred	97.6	4.34					13,620,000

Anglo Platinum has continued drilling at Ga-Phasha in conjunction with its work on the adjacent Twickenham Project. Anooraq and its consultants are reviewing the data associated with the drilling as it is received from Anglo Platinum.

Additional work has been initiated to prepare for feasibility studies.

1.	Updating the resource model is underway, integrating the additional drilling that has been carried out in 2003/2004.

2.	Additional exploration and analysis is underway to better define the geological losses so that the current 40% estimate can be refined and/or reduced.

ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

3.	Additional drilling is planned to move the mineral resources into higher confidence categories:

a.	In areas that are currently outlined as inferred, and

b.	In areas currently outlined as indicated resources.

4.	Data compilation, metallurgical and geo-technical testing, and environmental studies are planned.

To October 31, 2004, exploration and administrative expenditures of approximately $241,600 have been incurred on the Ga-Phasha project. These are included in the totals discussed under the Results of Operations.

1.2.3 Thusong Joint Venture

In early May 2004, the Company entered into a joint venture agreement with a subsidiary of Anglo Platinum, called the Thusong Platinum Mine Joint Venture (“the Thusong JV”), to explore and develop PGM, gold and nickel mineralization on three farms on the Western Limb of the Bushveld. Pursuant to the terms of the joint venture agreement, Anooraq and Anglo Platinum will form an initial 50/50 joint venture to explore the three farms for a period of up to five years. The Thusong Joint Venture encompasses three farms – Wachteenbietjieslaagte 4JQ, Vogelstruiskraal 400KQ and Cyferkuil 1JQ – covering an area of approximately 7,713 hectares on the Western Limb of the Bushveld. There is excellent potential for the discovery of high-grade PGM deposits within the Merensky and UG2 Reefs, similar to those at Anglo Platinum’s nearby Union Mine.

Exploration planning is underway. Activities are planned to begin in early 2005.

1.2.4 Market Trends

Average prices for precious metals have decreased slightly from the previous quarter but have increased significantly from 2003. The average price for platinum in the year-to-date is US$846/oz, compared to US$693/oz in 2003. Palladium prices have averaged US$235/oz so far in 2004, compared to US$202/oz in 2003. The average gold price for the year-to-date is US$399/oz, compared to US$364/oz in 2003.

Base metals prices have been strong in 2004. Nickel prices have averaged US$6.28/lb in the year-to-date, compared to US$4.38/lb in 2003. Copper prices have averaged US$1.29/lb in 2004, compared to US$0.81/lb in 2003.

ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3	Selected Annual Information

	October 31, 2003	October 31, 2002	October 31, 2001

Current assets	$5,639,716	$3,368,694	$2,516,495
Mineral property interests	4,200,000	4,200,000	4,200,001
Other assets	16,990	156,912	171,826
Total assets	9,856,706	7,725,606	6,888,322

Current liabilities	528,277	92,114	230,305
Shareholders' equity	9,328,429	7,633,492	6,658,017
Total liabilities and shareholders' equity	$9,856,706	$7,725,606	$6,888,322

	Year ended	Year ended	Year ended
	Oct 31, 2003	Oct 31, 2002	Oct 31, 2001
Expenses
Conference and travel	$180,613	$119,392	$75,990
Consulting	100,974	193,902	23,785
Depreciation	20,637	1,461	1,345
Exploration	1,943,147	976,087	1,444,583
Foreign exchange	(19)	(23,740)	–
Interest (income)	(46,060)	(38,341)	(40,982)
Legal, accounting and audit	32,657	82,253	68,922
Office and administration	125,128	73,039	29,854
Property investigations	6,088	–	30,025
Recovery of amounts previously written off	–	–	–
Salaries and benefits	402,989	459,249	135,224
Shareholders communications	193,835	500,039	42,055
Trust and filing	17,539	20,755	27,071
Subtotal	2,977,528	2,364,096	1,837,872
Stock based compensation	485,962	–	–
Write-off of amounts receivable	365,924	–	–
Loss for the year	$3,829,414	$2,364,096	$1,837,872

Loss per share	$(0.11)	$(0.08)	$(0.11)

Weighted average number of common shares outstanding
(thousands)	34,126	28,901	16,756

ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4 Results of Operations

Current assets decreased from the previous quarter by $4,928,869 and similarly, working capital decreased from the previous quarter by $6,483,352 as a result of the Company funding ongoing exploration while amounts receivable increased by $488,339 largely due to increased Value Added Tax amounts owing by the South African Receiver of Revenue. The increase in current liabilities is primarily related to the invoices and payments owed due the closing of the Pelawan and Micawber 277 agreement.

The loss for the quarter ended October 31, 2004 was $2,940,365 compared to a loss of $3,430,603 in the quarter ended July 31, 2004. This is a decrease of $490,238, primarily as a result of costs incurred in closing the Pelawan agreement being capitalized as mineral properties acquisition costs. The loss for the quarter ended October 31, 2003 was $2,019,627. The Company recorded a loss of $0.03 per share in the fourth quarter of 2004, compared to a loss of $0.06 per share in the third quarter of fiscal 2004 and a loss of $0.05 per share in the fourth quarter of fiscal 2003.

Exploration expense increased, by $139,553, over the previous quarter as a result of increased activity on the Ga-Phasha project. The Boikgantsho drilling program that began in January continued into the fourth quarter, resulted in significant increases in engineering, and geological and consulting expenses in the fourth quarter compared to the previous quarter. Drilling costs decreased, to $748,387 as compared to $829,002 in the third quarter. Assays and analysis expenditures decreased, to $460,620 from $625,766 in the third quarter. Geological and consulting costs of $346,014 increased from the $178,470 spent in the previous quarter. Engineering costs increased from $84,942 to $262,009. The cost of site activities was $116,809 in comparison to $115,841 spent in the previous quarter. Site activity costs are principally associated with maintaining the field office in South Africa, but also include activities associated with the drilling program.

A total of 32,438 metres were drilled in 162 holes at Boikgantsho in 2004 to the end of October. Of these, approximately 9,420 metres were drilled during the fourth quarter of fiscal 2004.

Legal, accounting and audit decreased by $150,351 for the quarter primarily as a result of the South African and Canadian legal work related to the Pelawan transaction being capitalized as mineral property interests. Office and administration decreased by $14,926 and conference and travel costs increased by $108,837 over the previous quarter as a result of the Pelawan transaction. Consulting costs increased by $50,274 from the previous quarter. Trust and filing decreased by $25,099 over the previous quarter as work during the fourth quarter related to the Pelawan transaction was capitalized to mineral property interests.

Current assets increased over the same quarter last year by $12,249,945 as a result of increased cash balances on hand, primarily due to the Company's $20 million equity financing in December 2003.

ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except share and per-share amounts. Small differences are due to rounding.

	Oct 31,	July 31,	April 30,	Jan 31,	Oct 31,	July 31,	April 30,	Jan 31,
	2004	2004	2004	2004	2003	2003	2003	2003
Current assets	17,890	22,819	25,658	26,943	5,640	5,463	2,323	3,244
Mineral properties	10,664	4,200	4,200	4,200	4,200	4,200	4,200	4,200
Other assets	172	32	39	43	17	141	146	151
Total assets	28,726	27,051	29,897	31,186	9,857	9,804	6,669	7,595

Current liabilities	2,353	798	1,206	647	529	275	106	505
Long term liabilities	1,561	–	–	–	–	–	–	–
Shareholders equity	24,812	26,253	28,691	30,539	9,328	9,529	6,563	7,090
Total shareholders’ equity and
liabilities	28,726	27,051	29,897	31,186	9,857	9,804	6,669	7,595

Expenses
Exploration	2,063	1,924	1,745	859	788	428	362	385
Conference and travel	208	99	27	42	73	43	32	33
Consulting	169	119	63	126	72	7	10	12
Depreciation	–	–	–	–	–	–	–	–
Foreign exchange (gain)	111	37	(49)	(10)	15	30	(23)	(22)
Interest (income)	44	(125)	(225)	(84)	(17)	(10)	(4)	(15)
Legal, accounting and audit	(150)	117	308	71	15	3	6	8
Office and administration	115	131	47	36	81	5	20	21
Property investigations	–	–	–	–	6	–	–	–
Recovery of amounts previously
written off	–	–	–	(256)	–	–	–	–
Salaries and benefits	243	117	124	125	113	58	62	170
Shareholder communications	112	53	68	68	61	35	55	43
Trust and filing	(1)	24	91	38	(1)	7	9	3
Subtotal	2,914	2,496	2,199	1,015	1,206	606	529	638
Exploration - stock-based
compensation	19	433	60	519	2	–	7	–
Stock-based compensation	7	502	64	851	446	15	15	–
Write-off of amounts receivable	–	–	–	–	366	–	–	–
Loss for the period	2,940	3,431	2,323	2,385	2,020	621	551	638

Basic and diluted loss per share	(0.03)	(0.06)	(0.04)	(0.05)	(0.05)	(0.02)	(0.02)	(0.02)

Weighted average number of
common shares outstanding	86,349	51,925	50,628	47,231	38,209	32,609	32,274	32,273

ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.6 Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At October 31, 2004, the Company had working capital of approximately $15.5 million, which is sufficient to fund its known commitments. As the Company chooses to proceed on its exploration programs in the Bushveld, it will need to raise additional funds for such expenditures from time to time.

The Company has no capital lease obligations, operating leases or any other long term debt.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7 Capital Resources

At October 31, 2004, Anooraq had working capital of $15.5 million as compared to $22.0 million at the end of the previous quarter and $5.1 million at the end of the 2003 fiscal year. The Company had 147,510,407 common shares outstanding at October 31, 2004.

On December 24, 2003, the Company completed a private placement financing for gross proceeds of $20 million. Proceeds are being used for general working capital purposes and to facilitate the advancement of Anooraq’s PGM-nickel projects in South Africa.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) of Vancouver, British Columbia is a private company with certain directors in common with Anooraq. HDI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company on a full cost recovery basis, pursuant to an agreement dated December 31, 1996. In the fourth quarter of fiscal 2004, Anooraq incurred costs of $428,496 from HDI, as compared to $409,058 in the previous quarter.

ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

During the twelve month period ended October 31, 2004, the Company paid or accrued costs of $100,492 from a private company owned by a director, for engineering and project management services at market rates.

1.10 Fourth Quarter

As more particularly described in section 1.2.2 of this MD&A, management finalized a transaction whereby the Company acquired an interest in a South African PGM property from a private South African black economic empowerment company, Pelawan Investments (Proprietary) Limited ("Pelawan"). Completion of the transaction required the Company to issue 91.2 million common shares to Pelawan, and cash payments of approximately ZAR 15.7 million (approximately C$3 million), and to adjust the composition of the Board of Directors of the Company to include nominees from both Pelawan and pre-transaction Anooraq. Following the completion of this transaction, the Company qualifies as a black economic empowerment company and would be entitled to all the benefits afforded to such companies under existing black economic empowerment legislation in South Africa.

1.11 Proposed Transactions

None.

1.12 Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the accompanying financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These include:

       the estimation of mineral resources and reserves,
       the carrying values of property, plant and equipment,
       restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, effect the results of operation.

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined, which in turn could have a material effect on the carrying value of property, plant and equipment.

ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13 Changes in Accounting Policies including Initial Adoption

Anooraq Resources Corporation decided to change its year-end from October 31 to December 31, in order to coincide its planning and reporting activities with its joint venture partner, Anglo American Platinum Corporation Limited.

In accordance with the definitions used in the Companion Policy to NI 51-102:

       The Company's old financial year end is October 31, 2003.
       The Company’s transition year will be the 14 months ended December 31, 2004.
       The Company’s new financial year will be December 31, 2005.

Further details of this are provided in the notes to the financial statements accompanying this MD&A.

1.14 Financial Instruments and Other Instruments

None.

ANOORAQ RESOURCES CORPORATION
TWELVE MONTHS ENDED OCTOBER 31, 2004
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as at December 3, 2004. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				147,540,407

Share purchase options	December 20, 2004	0.48	480,000
	July 29, 2005	0.60	50,000
	September 8, 2005	0.85	100,000
	September 30, 2005	0.85	50,000
	October 21, 2005	2.00	1,585,000
	October 26, 2006	1.95	590,000
	October 26, 2006	2.00	35,000
	October 26, 2006	1.64	200,000	3,090,000

Warrants	June 1, 2005 (1)	2.50	5,333,334	5,333,334

(1) Subject to accelerated expiry under certain conditions.